UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO. 5)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:
Securities Act Rule 801 (Rights Offering)	⃞
Securities Act Rule 802 (Exchange Offer)	⊠
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	⃞
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	⃞
Exchange Act Rule 14e-2(d) (Subject Company Response)	⃞

SPIDER RESOURCES INC.
(Name of Subject Company)

Canada
(Jurisdiction of Subject Company's Incorporation or Organization)

KWG RESOURCES INC.
(Name of Person(s) Furnishing Form)

Common Shares
(Title of Class of Subject Securities)

84844C1077
 (CUSIP Number of Class of Securities (if applicable))

2750 ‐ 600 de Maisonneuve West
Montréal, Québec
H3A 3J2
(514) 866-6001
Attention: Luce L. Saint-Pierre
 (Name, Address (including zip code) and Telephone Number (including area code) of Person(s)
Authorized to Receive Notices and Communications on Behalf of Person Furnishing Form)

June 11, 2010
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1.   Home Jurisdiction Documents.

(a)           The following document, which is attached hereto, is being disseminated to the shareholders of Spider Resources Inc. or published in the subject Company's home jurisdiction:

Document Number	Description

1.	Press Release, dated June 30, 2010

2.	Press Release, dated June 30, 2010

(b)           Not applicable.

Item 2.   Informational Legends.

A legend compliant with Rule 802(b) under the Securities Act of 1933, as amended, has been included in the informational documents published in the United States or disseminated to U.S. holders.

Document 1

PRESS RELEASE

KWG		No. 73
	Symbol on TSX Venture Exchange:	KWG
	Shares issued and outstanding:	589,549,206

KWG REPORTS TWO INDEPENDENT VALUATION OPINIONS

Montréal, Canada – June 30th, 2010 - KWG Resources Inc. (“KWG”) intends to file on its SEDAR disclosure record two independent valuations with respect to its assets and common shares.

Cormark Securities Inc. (“Cormark”) values the KWG common shares within a range of C$0.22 to C$0.30, as explained below. Broad Oak Associates (“Broad Oak”) values the potential cash flow from KWG’s interest in the Big Daddy Chromite Deposit at C$0.27 per KWG common share, as explained below.

On June 2nd, 2010, at the request of Cliffs Natural Resources Inc. (“Cliffs”), KWG retained Cormark to provide an independent valuation (as required under Multilateral Instrument 61-101) in connection with a potential take-over bid by Cliffs (that would constitute an “insider bid”). The valuation was required in order for Cliffs to be permitted to commence the bid for KWG.  After Cliffs indicated that it no longer required the valuation, KWG requested that Cormark complete the valuation (the “Cormark Valuation”) in order to provide shareholders with a professional independent third party assessment of the value of KWG and its key assets, in particular the Big Daddy Deposit. In addition, KWG had retained Broad Oak to prepare a discounted cash flow (“DCF”) valuation of its Big Daddy interests alone (the “Broad Oak Valuation”).

The Cormark Valuation

Cormark’s approach to the determination of value included:

Big Daddy Chromite Deposit
•	An assessment of the chrome market and drivers impacting demand and pricing therein
•	A net present value (“NPV”) analysis of the Big Daddy Chromite Deposit using both lump chromite and ferrochrome production scenarios with
o	Discount rate of 12.5%
o	P/NPV of 0.5 – 0.8x
•	NPV analysis was compared to precedent transaction multiples and current comparable trading multiples
•	Incorporates balance of required expenditure to earn 30% interest

Other Mineral Claims (Debuts Diamonds)
•	Compared to current market capitalizations of comparable stage diamond focussed companies

Claims to Railway Right of Way (Canada Chrome Corporation)
•	Valued based on 10% of the potential cost savings from the contemplated route versus an alternative route

Net Smelter Royalty Interest
•	risk-adjusted NPV of the NSR under both lump chromite and ferrochrome scenarios

•	balance of NSR purchase price incorporated

Based upon and subject to the assumptions made, and the matters considered, in the Cormark Valuation, Cormark reached the following summary conclusions:

•	The value of the KWG common shares is between US$172 - US$240 million on an aggregate basis or C$0.22 - C$0.30 per share (based on 829 million fully diluted shares and a US$/C$ exchange rate of 0.95)
•
The value of a 30% interest in the Big Daddy Chromite Deposit is between US$105 - US$150 million (US$100-US$145 million after accounting for the remaining expenditures required to earn the remaining 3.5% under KWG’s option having been incurred)

•	The value of Debuts Diamonds mineral claims is between US$10 - US$15 million
•	The value of the Railway Right of Way is between US$25 - US$40 million
•	The value of the NSR interest is between US$8 - US$10 million (US$7 - US$9 million after accounting for the remaining payment due to Richard Nemis having been made)
•
Cormark also accounted for working capital of US$3.1 million (based on KWG’s March 31, 2010 balance sheet, adjusted for subsequent financing transactions) and US$27 million in cash proceeds, assuming exercise of all in-the-money options and warrants

In rendering the Cormark Valuation, Cormark relied, without independent verification, on financial and other information that was obtained by Cormark from public sources or that was provided to Cormark by KWG and its affiliates, associates, advisors or otherwise. Cormark assumed that this information was complete and accurate and did not omit to state any material fact or any fact necessary to be stated to make that information not misleading. The Cormark Valuation has been provided for the use of the special committee and the board of directors of KWG and is not intended to be, and does not constitute, a recommendation that shareholders of KWG invest in, hold, divest of common shares of KWG, or to vote for or against any specific transaction involving KWG. The Cormark Valuation may not be used by any other person or relied upon by any other person other than the special committee and the board of directors of KWG without the express prior written consent of Cormark. The Cormark Valuation is rendered as of June 28, 2010, on the basis of securities markets, economic and general business and financial conditions prevailing on that date and the condition and prospects, financial and otherwise, of KWG and its subsidiaries and affiliates as they were reflected in the information provided by KWG to Cormark. Any changes therein may affect the Cormark Valuation and, although Cormark reserves the right to change or withdraw the Cormark Valuation in such event, it disclaims any undertaking or obligation to advise any person of any such change that may come to its attention, or update the Cormark Valuation after such date. The full text of the Cormark Valuation, which sets forth the assumptions made, general procedures followed, matters considered and limitations on the review undertaken by Cormark, will be available on SEDAR. This summary of the Cormark Valuation is qualified in its entirety by reference to the full text of the Cormark Valuation. Cormark believes that the analysis and related conclusions expressed in the Cormark Valuation must be considered as a whole and that it is not appropriate to give consideration to select portions of the Cormark Valuation without giving weight to all the factors and analysis that went into its formulation of such valuation.

Value of Combined Company resulting from the Proposed Business Combination

KWG believes that the Cormark Valuation has implications for the proposed business combination involving Spider Resources Inc (“Spider”) pursuant to the combination agreement among KWG, its wholly-owned subsidiary, 7569076 Canada Inc. and Spider, as amended by the terms of KWG’s offer accepted by Spider on June 25, 2010 (the “Proposed Business Combination”) (see the joint press release of KWG and Spider dated June 25, 2010). In connection with the Proposed Business Combination, Spider’s 30% interest in the Big Daddy Chromite Deposit (and its interests in other claims, primarily interests in the Debuts Diamonds assets) worth between US$110 – US$160 million, as well as net working capital of an estimated US$18 million after exercise of all

Spider options and warrants, would be contributed to the combined company, which will have a value of between US$300 – US$418 million (C$315 - C$440 million, based on a US$/C$ exchange rate of 0.95) following completion of the Proposed Business Combination. The completion of the Proposed Business Combination implies a value to Spider shareholders of between C$160 - C$223 million, or C$0.24 - C$0.34 per Spider share (based on Spider’s fully diluted ownership of the combined company).

The Cormark Valuation does not incorporate a typical industry premium for operating control of an economic mineral deposit.

The Broad Oak Valuation

The Broad Oak Valuation was of the potential cash flow from the Big Daddy Chromite Deposit and determined that a 30% interest in the indicated and inferred resources presently identified at the Big Daddy deposit, if mined as a pit and sold into export markets as lump ore, has a NPV of between US$140.7 million and US$300.1 million based on a discount rate of 8% at lump ore prices of US$300/tonne and US$350/tonne, with the mid-range of US$325/tonne yielding a US$220 million NPV. The significant cost assumption incorporated in Broad Oak’s DCF model is that the entire US$1.7 billion projected cost of construction of a railroad to ship lump ores to export market ports is borne by the mining of only the presently identified and assumed open-pittable resources providing a life-of-mine of 15 years. KWG believes that this railroad will serve a new mining district expected to develop at its northern terminus and thus have a useful life that would permit its cost to be amortized over very many decades. Nevertheless, the Broad Oak Valuation indicates that the Big Daddy interest alone has a net present value, calculated on this basis, of from US$0.17 to US$0.36 per KWG share, with the mid-range yielding US$0.27 per share.

In rendering the Broad Oak Valuation, Broad Oak has had access to all and any data requested of KWG that was available.  An officer of KWG has provided Broad Oak with a Certificate of Representation indicating that to the best of his knowledge the data provided was accurate.  Broad Oak has therefore assumed that all the information and documents provided to Broad Oak were accurate and complete in all material aspects.  Broad Oak reserves the right, but will not be obligated, to revise its report and conclusions if additional information, especially any that may have a material effect on the valuation conclusions, becomes known to it subsequent to the date of the Broad Oak Valuation.

Broad Oak believes that the analysis and related conclusions expressed in the Broad Oak  Valuation must be considered as a whole and that it is not appropriate to give consideration to select portions of the Broad Oak Valuation without giving weight to all the factors and analysis that went into its formulation of such valuation.

The Broad Oak Valuation uses only the NPV method (which is the only valuation method available for the purposes of a valuation of potential cash flows from the Big Daddy Chromite Deposit).  However, a range of values was derived by varying some of the inputs used to generate the NPV.

SEDAR Filing

Both the Cormark Valuation and the Broad Oak Valuation are expected to be available for review under KWG’s profile on SEDAR within 24 to 48 hours.

Qualified Person

M. J. (Moe) Lavigne, Vice President – Exploration and Development of KWG is a qualified person as such term is defined in National Instrument 43-101.

Forward-Looking Information
This news release contains or refers to forward-looking information. All statements, other than statements of historical fact, that address activities, events or developments that KWG believes, expects or anticipates will or may occur in the future are forward-looking information. Such forward-looking information includes, but is not limited to, statements contained in this news release regarding: KWG’s intention to file the Cormark Valuation and the Broad Oak Valuation on SEDAR and the expected timing of the Cormark Valuation and the Broad Oak Valuation becoming available for review on SEDAR; estimates relating to the value of the KWG common shares, KWG’s 30% interest in the Big Daddy Chromite Deposit, as well as the potential cash flows from the Big Daddy Chromite Deposit, the Debuts Diamonds mineral claims, the Railway Right of Way, KWG’s NSR interest and the combined company and its assets following the completion of the Proposed Business Combination; the remaining expenditures required to earn the remaining interest under KWG’s option in respect of the Big Daddy Chromite Deposit; payment to Richard Nemis of remaining amount in respect of the NSR interest; estimates relating to working capital; subsequent financing transactions; estimates relating to cash proceeds from the exercise of certain options and warrants; the contemplated Proposed Business Combination; KWG’s belief that the Cormark Valuation has implications for the contemplated Proposed Business Combination; estimated net working capital of the combined company following the Proposed Business Combination; the implied value to Spider shareholders expected to result from the completion of the Proposed Business Combination; the indicated and inferred mineral resources at the Big Daddy Chromite Deposit and the NPV thereof; the life of mine of the Big Daddy Chromite Deposit; KWG’s belief that a new mining district will develop to the north of the Big Daddy Chromite Deposit and that the railroad will service it; the ability to amortize the cost of the railroad; future lump ore prices and NPV yields; the projected cost of building the railroad; the potential takeover bid by Cliffs; and Broad Oak Associates’ calculations relating to the NPV of KWG’s interest in the Big Daddy Chromite Deposit.

This forward-looking information reflects the current expectations or beliefs of KWG based on information currently available to it. In connection with the conclusions, forecasts and projections set out in the forward-looking information contained in this news release, certain factors and assumptions have been considered, used and applied, including (without limitation): the factors described above with respect to Cormark’s approach to the determination of value and the information and factors identified above on which Cormark relied and the assumptions made by Cormark in respect of such reliance; information relating to the fully diluted share capital of both KWG and Spider; balance sheet adjustments assuming subsequent financings; assumptions pertaining to the exercise of all outstanding options and warrants of KWG and Spider; assumptions relating to the anticipated mining procedures to be used in connection with the Big Daddy Chromite Deposit, as well as related anticipated mining and export prices; an assumed discount rate of 8% and future lump ore prices for the purposes of the Broad Oak Valuation; assumptions regarding the information and documents provided to Broad Oak described above; the completion of the Proposed Business Combination; the development of the Big Daddy Chromite Deposit and railway as anticipated; and the significant cost assumption incorporated into the Broad Oak Valuation, as described above. Although KWG believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.

Forward-looking information is subject to a number of risks and uncertainties that may cause the actual results to differ materially from the conclusions, forecasts or projections discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on KWG or the combined company following the Proposed Business Combination. Factors that could cause actual results or events to differ materially from current expectations include, but are not limited to: any delay in the filing of the Cormark Valuation and Broad Oak Valuation; inaccuracies in the methodology used or conclusions made in connection with the such valuations; the inability of KWG and Spider to complete the Proposed Business Combination; the successful completion of Cliffs’ takeover bid; risks normally incidental to exploration and development of, and production from, mineral properties; uncertainties in the interpretation of drill results; risks relating to the development of the railway; the possibility that future exploration, development or mining results will not be consistent with expectations; uncertainty of mineral resources estimates; the inability of the Company or the combined company to obtain additional financing when and as needed (including in respect of the earn in for the Big Daddy Chromite Deposit and the payment to Richard Nemis for the NSR interest); adverse changes in the share prices of KWG, Spider and/or the combined company; the failure to develop/construct the railroad and surrounding area; adverse changes in securities markets, economic and general business and financial conditions, and the condition and prospects, financial and otherwise, of KWG and its subsidiaries and affiliates; the future price of chromite; any adverse developments relating to the integration of the combined company following the Proposed Business Combination or its assets; the Company’s (or the combined company’s) inability to obtain, maintain, renew and/or extend required licences, permits, authorizations and/or approvals from the appropriate regulatory authorities and other risks relating to the applicable regulatory framework; capital and operating costs varying significantly from estimates; and certain other risks set out in the Company's public documents filed under the Company’s profile on SEDAR at www.sedar.com.

The mineral resource figures referred to in this news release are estimates and no assurances can be given that the indicated levels of minerals will be produced. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While KWG believes that the mineral resource estimates referred to herein are well established, by their nature, mineral resource estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable. If such mineral resource estimates are inaccurate or are reduced in the future, this could have a material adverse impact on KWG. Due to the uncertainty that may be attached to inferred mineral resources, it cannot be assumed that all or any part of an inferred mineral resource will be upgraded to an indicated or measured mineral resource as a result of continued exploration.

Forward-looking information speaks only as of the date on which it is made and, except as may be required by applicable securities laws, KWG disclaims any intent or obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise.

The financial outlook contained in this news release has been obtained and is being disclosed for the purposes described above in the news release and it may not be appropriate for other purposes.

The Proposed Business Combination described in this news release relates to common shares of a Canadian company. U.S. shareholders should be aware that the Proposed Business Combination is subject to the disclosure requirements of Canada, which are different from those of the United States. The financial statements included or incorporated by reference in documents relating to the Proposed Business Combination have been prepared in accordance with Canadian generally accepted accounting principles, and may be subject to

Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

The enforcement by shareholders of civil liabilities under the United States federal securities laws may be affected adversely by the fact that Spider Resources Inc. is incorporated under the federal laws of Canada and KWG Resources Inc. is incorporated under the laws of Quebec, Canada, most of their respective officers and directors are residents of Canada and other foreign countries, and some or all of their respective assets and the assets of their respective officers and directors are located outside the United States. U.S. shareholders may not be able to sue a Canadian company or its officers and directors in a Canadian or other foreign court for violations of U.S. securities laws, and it may be difficult to compel a Canadian company and its affiliates to subject themselves to a U.S. court’s judgment.

U.S. shareholders should be aware that KWG Resources Inc. may purchase securities of Spider Resources Inc. otherwise than under the Proposed Business Combination, such as in open market or privately negotiated purchases.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information, please contact:
Bruce Hodgman, Communications Director Direct: 416-646-1374 info@kwgresources.com

Or visit our website:  www.kwgresources.com

Document 2

PRESS RELEASE

KWG		No. 74
	Symbol on TSX Venture Exchange:	KWG
	Shares issued and outstanding:	589,549,206

RETRACTION OF INDEPENDENT VALUATIONS

Montréal, Canada – June 30, 2010 – At the request of IIROC, KWG Resources Inc. (“KWG”) is retracting in its entirety the disclosure of the valuations contained in its June 30, 2010 press release entitled “KWG Reports Two Independent Valuation Opinions” (the “Valuations Press Release”), which is based on the valuations prepared by Cormark Securities Inc. and Broad Oak Associates (collectively, the “Valuations”).

The Valuations will not be filed on SEDAR, as previously disclosed, until such time as the forward looking economic information contained in the Valuations satisfies the applicable requirements of National Instrument 43-101 - Standards of Disclosure for Mineral Projects. Accordingly, the economic information and any contribution of such information to share price valuations contained in the Valuations Press Release should not be relied upon.

The proposed combination of KWG and Spider Resources Inc. (“Spider”) referred to in the Valuations Press Release (the “Proposed Combination”) relates to common shares of a Canadian company. U.S. shareholders should be aware that the Proposed Combination is subject to the disclosure requirements of Canada, which are different from those of the United States. The financial statements included or incorporated by reference in documents relating to the Proposed Combination have been prepared in accordance with Canadian generally accepted accounting principles, and may be subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

The enforcement by shareholders of civil liabilities under the United States federal securities laws may be affected adversely by the fact that Spider is incorporated under the federal laws of Canada and KWG is incorporated under the laws of Quebec, Canada, most of their respective officers and directors are residents of Canada and other foreign countries, and some or all of their respective assets and the assets of their respective officers and directors are located outside the United States. U.S. shareholders may not be able to sue a Canadian company or its officers and directors in a Canadian or other foreign court for violations of U.S. securities laws and it may be difficult to compel a Canadian company and its affiliates to subject themselves to a U.S. court’s judgment.

U.S. shareholders should be aware that KWG may purchase securities of Spider otherwise than under the Proposed Combination, such as in open market or privately negotiated purchases.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information, please contact:
Bruce Hodgman, Communications Director Direct: 416-646-1374 info@kwgresources.com

Or visit our website:  www.kwgresources.com

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)	Not Applicable.

(2)	Not Applicable.

(3)	Not Applicable.

PART III - CONSENT TO SERVICE OF PROCESS

KWG Resources Inc. has previously filed with the Securities and Exchange Commission (the "SEC"), an Irrevocable Consent and Power of Attorney on Form F-X.

KWG Resources Inc. will promptly communicate any change in the name or address of its agent for service to the SEC by amendment of the Form F-X.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KWG RESOURCES INC.

By:	/s/ Thomas E. Masters
	Name:	Thomas E. Masters
	Title:	Chief Financial Officer

	Date:	June 30, 2010